Sills Cummis & Gross A PROFESSIONAL CORPORATION

The Legal Center One Riverfront Plaza Newark, New Jersey 07102-5400 Tel: 973-643-7000 Fax: 973-643-6500

Eliezer M. Helfgott Member of the Firm Direct Dial: (973) 643-5159 E-mail: ehelfgott@sillscummis.com	One Rockefeller Plaza New York, NY 10020 Tel: 212-643-7000 Fax: 212-643-6500 650 College Road East Princeton, NJ 08540 Tel: 609-227-4600 Fax: 609-227-4646

October 11, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	John Reynolds, Assistant Director
MAIL STOP 3561

Re:	Platinum Energy Resources, Inc.
Amendment No. 9 to Preliminary Proxy Statement on Schedule 14A
Originally Filed March 24, 2006
File No. 0-51553

Dear Mr. Reynolds:

This letter sets forth the responses of Platinum Energy Resources, Inc., a Delaware corporation (the “Company” or “Platinum”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 10, 2007 concerning the Company’s Supplemental Response Letters of October 9 and October 10, 2007. We are authorized by the Company to provide the responses contained in this letter on behalf of the Company. Except as otherwise expressly indicated, references in the text of the responses herein to captions and page numbers are to Amendment No. 9 to the Preliminary Proxy Statement.

General

1.
Please provide a detailed legal analysis as to how the proposed transaction with Tandem may be consummated in compliance with the notice and other provisions contained in §271, et seq. of the Delaware General Corporation law.

Sills Cummis & Gross
A Professional Corporation

John Reynolds
October 11, 2007

Response: We note the Staff’s comment and advise the Staff that Delaware General Corporation law §271, et. seq. applies to a corporation that is selling, leasing or exchanging assets. Since Platinum is in the position of purchasing, rather than selling, leasing or exchanging assets, any notice requirements to Platinum stockholders are pursuant to §222 and not §271. §222 requires that notice of meetings be given to stockholders on not less than 10 nor more than 60 days notice. Since the meeting is set for October 26th, we intend to provide notice to Platinum stockholders at least 10 days prior to the meeting. Tandem, which is a Nevada corporation, has already approved the transaction pursuant to Nevada law. Therefore §271, et. seq. do not apply to the proposed transaction.

Rules 10b5-1 and 10b-18

2.
As noted in our letter of September 20, 2007, we again note the proposed disclosure on page two of your October 10, 2007 letter that “certain of our officers and directors and/or their affiliates have entered into Rule 10b5-1 trading plans to purchase Platinum common stock or warrants and have indicated an intention to engage in permissible public market purchases, as well as private purchases, including block purchases, of Platinum securities, in each case at any time prior to the special meeting during a period when they are not aware of any material nonpublic information regarding Platinum… Such private purchases may take into consideration whether the prospective seller has indicated an intention to vote against the asset acquisition proposal.”

Please reconcile the two proposed disclosure sentences underlined above, as well as any other inconsistent statements. It would appear that intentions to vote against the transaction would all be non-public at the time of such purchases. Please explain.

Response: As previously described in our letter to you of September 26, 2007, the Company does not believe that indications by a particular stockholder or stockholders made to an affiliate of the Company that such holder(s) intends to vote against the transaction constitute material non-public information. Meetings with holders are often an exercise in posturing, bluffing, negotiating and fishing for information. If information as to such posturing and negotiation was considered material non-public information, then such position would logically apply to road shows in connection with both proxy solicitations and public financings and would dramatically change the information generally provided in connection with such events and the way business is conducted.

The reason business is not conducted that way is that such knowledge as is garnered from these meetings is not reliable enough to be considered material or to do anything more than confuse and mislead the market. Logically, if the indications of no-votes are material, so are the indications of yes-votes. Similarly, on a road show to market a financing, each indication of an intent to invest (or not) would be considered material. But these indications are not so considered, in part, because there is nothing binding and intentions change and, as noted above, even indications as to a holder's intention to vote one way or the other may simply be posturing and negotiating.

Sills Cummis & Gross
A Professional Corporation

John Reynolds
October 11, 2007

What is material is that affiliates of the Company, who may have interests differing from those of the general public, intend to make purchases designed to support the approval of the proposed Tandem acquisition. This is fully disclosed. In addition, the Company has been advised that the actual purchases made by affiliates will be promptly disclosed through the Form 4 filing mechanism. Further, Platinum will issue a press release each time those purchases aggregate more than 3% of the outstanding shares of common stock of the Company. Accordingly, the market will be informed: (i) via the proxy statement of the affiliates’ intentions to purchase stock; (ii) via prompt Form 4 filings reporting affiliates’ purchases; and (iii) via Company press release of the extent to which the affiliates succeed in carrying out their intentions to any material extent.

As the Company does not believe the fact that the seller of shares to an affiliate of the Company has indicated an intent to vote against the transaction is material non-public information, we believe the statements are not inconsistent.

3.
We note the proposed disclosure on page three of your October 10, 2007 letter that Braesridge entered into two Rule 10b5-1 Plans and, pursuant to such plans, it agreed to purchase shares of Platinum common stock in specified daily amounts through October 30, 2007.

We also note however the statements made in your October 9, 2007 letter and the attached Exhibit A that open market purchases made by officers and directors and/or their affiliates have not been in compliance with the plans established.

Please revise your proposed disclosure to reflect the purchases not made in compliance with the provisions established by such plans and revise the proposed paragraph to discuss the ramifications of such open market purchases upon the availability of the 10b5-1 Safe harbor for all purchases made by such officers and directors and/or their affiliates.

Response:  We note the Staff’s comments and advise the Staff that, as disclosed in its Schedule 13D and our proposed disclosure, Braesridge entered into two 10b5-1 Plans, and pursuant to each of the Plans agreed to purchase shares in the specified amounts. In connection with the non-compliant purchases between September 4th and September 19th, Braesridge has advised us as follows: It set up the two 10b5-1 Plans with two different brokers (one plan per broker), both of which represented to Braseridge that they were able to set up new accounts for Braesridge and begin trading in accordance with the Plans. Subsequently, one of the brokers discovered that it was unable to complete the set up process with sufficient time to settle the trades it had already made in accordance with the Plan. This broker attempted to settle the trades through another broker, but, due to computer difficulties, was unable to do so and continued to have difficulties with its clearing system. When it became clear that the trading with this broker was not successfully following the 10b5-1 Plan due to its clearing system failures, the Plan was transferred to the other broker. None of the trades under the first broker were ever settled and were unwound. The other broker began trading under both Plans on September 20th. The trades set forth on Exhibit A reflect the fact that only one Plan was adhered to until September 20th. Braesridge has filed Form 4s reflecting the purchases made under the Plans.

Sills Cummis & Gross
A Professional Corporation

John Reynolds
October 11, 2007

It is the Company’s understanding that the purchasing activity that was not in compliance with the 10b5-1 Plan was solely the result of broker failures to settle. The noncompliance with, or deviation from, the Plan was not at the direction of, or, until the settling difficulties emerged, even the knowledge of, Braesridge or Mr. Kostiner. In fact, Braesridge continued to file Form 4s as though the trades were completed. Once it was notified by the first broker of the failure to settle the trades, Braesridge made amended Form 4 filings. Accordingly, we believe the Rule 10b5-1 affirmative defense is still available to Braesridge in connection with its (fully executed) purchases under its Rule 10b5-1 Plans. We also believe that the proposed disclosure contained in the last paragraph of page 3 of the October 10th letter is accurate and adequate; additional disclosure regarding the broker failures discussed above, while responsive to the Staff, is not material for purposes of disclosure in the proxy statement.

4.
We note the proposed disclosure on page two of your October 10, 2007 letter that “open market purchase will be made in compliance with the limitations set forth in Rule 10b-18.” Please reconcile in light of the statements made in your October 9, 2007 letter that purchases made by officers and directors and/or their affiliates have not been in compliance with the limitations set forth in Rule 10b-18.

Response: In light of the Staff’s comment, we propose revising the statement “Such open market purchases will be made in compliance with the limitations set forth in Rule 10b-18” as follows:

“Certain purchases made by an affiliate of one of our officers and directors under its 10b5-1 plans exceeded the volume limitations of Rule 10b-18, a rule which provides a safe harbor if purchases are made by a public company or its affiliates in compliance with certain procedures designed to minimize the impact of such purchases on market prices, including the volume and timing of purchases. Such purchases, though outside the safe harbor, did not materially impact our stock price, which increased from $7.63 to $7.64 during the week that such non-compliant purchases were made. All future open market purchases, however, will be made in compliance with the limitations set forth in Rule 10b-18”

Sills Cummis & Gross
A Professional Corporation

John Reynolds
October 11, 2007

5.
Please clarify the procedure referenced in your proposed disclosure on page two of your October 10, 2007 letter whereby shares which have already been voted against the transaction may be purchased by Platinum officers and directors and/or their affiliates and then voted in favor of the transaction.

Response: We note the Staff’s comment and direct the Staff specifically to the disclosure (toward the bottom of page 2 of the October 10th letter) that states: “ … if the seller has already voted the shares against the asset acquisition proposal, a new proxy card changing seller’s vote to one in favor of the asset acquisition proposal.” It is the Company’s understanding that this disclosure means that if an affiliate purchases shares in a private transaction from a seller who has already delivered its proxy card to the Company voting against the acquisition proposal, then there will be an oral or written understanding between the seller and the affiliate-buyer that the seller will send to the Company, prior to the meeting, a new, later-dated proxy card voting in favor of the acquisition proposal, which will, upon receipt by the Company, effectively revoke the seller’s prior proxy card and replace it. We believe it is likely that, in this scenario, the new proxy card will be completed, executed and sent to the Company simultaneously with, or immediately prior to, the delivery by the affiliate-purchaser of payment for the shares. To accommodate street name holders we propose to add the following additional disclosure after the above referenced language.

“To the extent that a selling shareholder holds its shares in “street name” and has already voted its shares against the asset acquisition proposal, the purchase would likely be conditioned upon the seller providing directions to its bank, broker or nominee to change its voting instructions with respect to such shares. “

Other

6.
Please revise your proposed disclosure on page three of your October 10, 2007 letter in order to detail all the “necessary waivers” reference therein, as well as the impact upon Mr. Kostiner’s fiduciary duties resulting from the agreements with Braesridge.

Response:  We note the Staff’s comment and will revise the second paragraph of the proposed new disclosure contained in our letter dated October 10, 2007 as follows:

Sills Cummis & Gross
A Professional Corporation

John Reynolds
October 11, 2007

“Mr. Kostiner has agreed to transfer to Braesridge his interest in KD Resources, LLC, an oil and gas company purchased in May 2007 by Mr. Kostiner and Mr. Dorman, the Executive Vice President of Platinum. The Ghermezian family have agreed to make up to $30 million of capital available to Braesridge to make investments in the oil and gas industry, including in securities of Platinum, and in other business opportunities. As of the date of this proxy statement, Braseridge has made no other investment and holds no other interests other than KD Resources and Platinum securities. As a director and chief executive officer of Platinum, Mr. Kostiner is subject to fiduciary duties to Platinum, which includes under Delaware law the requirement to present business opportunities to a corporation if (i) the corporation could financially undertake the opportunity; (ii) the opportunity is within the corporation’s line of business; and (iii) it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation. Thus, to the extent a business opportunity arises that satisfies the above criteria, Mr. Kostiner would be required to first present the opportunity to the Company. Further, Mr. Kostiner is subject to Platinum’s Code of Ethics pursuant to which employees, officers and directors of Platinum must refrain from engaging in any activity or having a personal interest that presents a "conflict of interest." To the extent any potential business opportunity could constitute a conflict of interest transaction, Mr. Kostiner would be required to seek a waiver from compliance with the Code of Ethics from the disinterested directors of Platinum’s Board. If the disinterested directors of the Company chose not to pursue the business opportunity and Mr. Kostiner was granted a waiver of the Code of Ethics, then, as disclosed in Platinum’s Form 10-K, such waiver would be posted on the Company’s web site. Under the terms of his agreement with the Ghermezian family, Mr. Kostiner must first present any oil and gas business opportunity satisfying the criteria referenced above to Platinum and must receive a waiver of his obligations under the Company’s Code of Ethics before the business opportunity would be available to Braesridge.”

We note for the Staff that Messrs. Kostiner and Dorman sought and obtained from the disinterested members of Platinum’s Board a waiver of their obligations under the Company’s Code of Ethics in connection with their acquisition of KD Resources. That waiver is posted on Platinum’s web site.

7.
We note your proposed disclosure concerning the process by which the company intends to approach stockholders voting against or intending to vote against the acquisition proposal regarding the purchase of such shares. However, we believe additional disclosure is required with respect to the following items: (i) the overall intent of the company in organizing financing and supporting this process; (ii) the company’s motivation or potential motivations with respect to approaching specific shareholders; (iii) the process or processes by which the company will determine which shareholders to approach regarding the purchase proposal; (iv) the person or persons who will carry out such activities on behalf of the company, their status relative to the company (shareholder, officer, director, affiliate) and the compensation to such person or persons for carry in out such activities on behalf of the company; (v) the process by which the company shall determine the consideration to be paid for the shares being purchased; (vi) the company’s intentions as to its responsibility to provide disclosure concerning such activities; and (vii) whether the company has established any limitations on the amount that it is willing to pay for such purchases on an individual and aggregate basis. We may have further comment.

Response: We note the Staff’s comment and propose to further revise the second paragraph under “Transactions by Platinum Officers and Directors or their Affiliates” at the bottom of page 45 of the proxy statement as set forth below. We highlight for the Staff, however, that it is the officers or directors of the Company, or their affiliates - and not the Company itself - that would be making, directing and financing the proposed purchases. Consequently, with respect to the Company itself, we do not believe the disclosure requested by the Staff in its enumerated items is appropriate. For the convenience of the Staff, however, and in our attempt to be responsive to what we believe are the Staff’s concerns, we have revised the proposed disclosure, where appropriate, as to the affiliates, and inserted in brackets (for purposes of this letter only) the item number addressed from the Staff’s comment. For your convenience, we have also marked the new proposed disclosure against the proposed disclosure contained in our letter dated October 10th. As to items (v) and (vii) in Staff’s comment, it is our understanding that, based on a mix of facts including their financial resources, which vary from affiliate to affiliate, the consideration to be paid (v), and the limits on the amount to be paid, individually and in the aggregate (vii), will be determined by such affiliate-purchasers in the context of their negotiations with individual prospective sellers.

Sills Cummis & Gross
A Professional Corporation

John Reynolds
October 11, 2007

“Certain of our officers and directors and/or their affiliates have entered into Rule 10b5-1 trading plans to purchase Platinum common stock or warrants and have indicated an intention to engage in permissible public market purchases, as well as private purchases, including block purchases, of Platinum securities, in each case at any time prior to the special meeting during a period when they are not aware of any material nonpublic information regarding Platinum. Certain purchases made by an affiliate of one of our officers and directors under its 10b5-1 plans exceeded the volume limitations of Rule 10b-18, a rule which provides a safe harbor if purchases are made by a public company or its affiliates in compliance with certain procedures designed to minimize the impact of such purchases on market prices, including the volume and timing of purchases. Such purchases, though outside the safe harbor, did not materially impact our stock price, which increased from $7.63 to $7.64 during the week that such non-complaint purchases were made. All future open market purchases, however, will be made in compliance with the limitations set forth in Rule 10b-18. Such private purchases may take into consideration whether the prospective seller has indicated an intention to vote against the asset acquisition proposal. The intentions of the officers and directors, or their affiliates, in making purchases are to cause or support the approval of the proposed asset acquisition [(i)]. As disclosed elsewhere in the proxy statement, management believes that the proposed asset acquisition is in the best interests of the Company. However, as more fully described under the heading “Management Conflicts of Interests” below such purchasers have financial incentives to seek the approval of the asset acquisition that are not shared by the public stockholders, including that without the consummation of the asset acquisition the shares of Platinum common stock acquired by officers and directors prior to the IPO will not be entitled to receive any liquidating distribution and will become worthless as will their warrants. Although, as of the date hereof, neither we, nor any of our officers or directors or their affiliates, are aware of the intention of any stockholder to vote against the asset acquisition proposal, it is possible that some or all of the large stockholders of the Company may have intentions to vote against the asset acquisition proposal. The six largest stockholders of the Company (other than officers or directors of the Company) hold in the aggregate approximately 50% of the outstanding shares of common stock of the Company. See “Beneficial Ownership of Platinum Securities.” Our officers and directors and/or their affiliates have advised us that they intend to approach stockholders who they have identified as having sizable positions, either through their public filings, direct inquiry or otherwise[(iii)], beginning with those with the largest positions and, time permitting, those with smaller positions [(ii)], and who have voted against or indicated an intention to vote against the asset acquisition proposal, concentrating on those large block stockholders who have voted against, or threatened to vote against, business combinations in unrelated but similar SPAC transactions [(ii)], with the intention to purchase their shares. Alternately, our officers and directors and/or their affiliates may be approached by stockholders who have voted against or indicated an intention to vote against the asset acquisition proposal who may be seeking to have their shares purchased by our officers and directors and/or their affiliates. In either case, our officers and directors and/or their affiliates have advised us that they intend to privately negotiate the purchase of such shares. The Company will not compensate or provide financing for such officers or directors, or their affiliates, or any other person in connection with such purchases [(iv)]. Any shares of common stock so purchased privately will likely be made at a premium to the market price and, if after the record date, would likely be conditioned upon obtaining from the selling shareholder: (a) a proxy to vote the shares at the special meeting, or (b) if the seller has already voted the shares against the asset acquisition proposal, a new proxy card changing seller’s vote to one in favor of the asset acquisition proposal. To the extent that a selling shareholder holds its shares in “street name” and has already voted its shares against the asset acquisition proposal, the purchase would likely be conditioned upon the seller providing directions to its bank, broker or nominee to change its voting instructions with respect to such shares. Each of the officers and directors have advised that they would vote all shares so purchased in favor of the acquisition and the other proposals to be presented at the special meeting of stockholders. Further, the Company has been advised that the actual purchases made by affiliates will be promptly disclosed through the Form 4 filing mechanism. Finally, we will issue a press release each time those purchases aggregate more than 3% of the outstanding shares of common stock of the Company [(vi)].

Sills Cummis & Gross
A Professional Corporation

John Reynolds
October 11, 2007

Closing Comments

We believe that the foregoing addresses each of the Staff’s concerns as indicated in its comment letter. Please do not hesitate to contact me (973-643-5159) or Kenneth Koch (212 692-6768) of Mintz Levin Cohn Ferris Glovsky & Popeo P.C. should you have any questions or comments regarding the foregoing.

Very truly yours, /s/ Eliezer M. Helfgott Eliezer M. Helfgott

cc:	Raj Rajan
Michael Karney
John Zitko
James Murphy
Joan Collopy
Securities and Exchange Commission
Mark Nordlicht
Barry Kostiner
Platinum Energy Resources, Inc.
Kenneth Koch
Mintz Levin Cohn Ferris Glovsky & Popeo P.C.
Tim Culp
Michael Cunningham
Tandem Energy Holdings, Inc.
Phillip A. Wylie, Esq.
Snell, Wylie & Tibbals